SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1. English translation of a letter dated March 29, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, March 29, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Informs injunction issued in re. “Telecom Argentina S.A. c/En-Procurar y otro s/medida cautelar (autónoma)” Docket No. 53155/2018

I am writing to you as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), to inform you that on March 27, 2019 the Company was notified of the injunction granted in the proceeding indicated in the reference, pending before the Federal Administrative Litigation Court No. 9.

The aforementioned injunction orders: “to grant the request made by the firm Telecom Argentina S.A., in the terms set forth in the foregoing considerations; ordering, consequently, the Secretaría de Comercio de la Nación (SC) and the Ente Nacional de Comunicaciones (ENACOM), to guarantee the validity, effectiveness and enforceability of Resolutions Nos. 374/18 and 5644/17, as they are the only organizations responsible for resolving all the issues related to the legitimacy and legality of such resolutions.

Likewise, it is appropriate to order the Dirección Nacional de Defensa del Consumidor (DNDC) to refrain from adopting any decision regarding said acts, having to forward all submissions made before the aforementioned organizations, including those made by the Asociación Protección a los Consumidores y Usuarios de la República Argentina (PROCURAR).

All of this, until a corresponding  final judgment is issued.”

This communication is not a formal notification of the injunction, which will be notified by the corresponding procedural means.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 29, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations